Exhibit 99.2

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

UNAUDITED

IN U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - -

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands (except for share and per share data)

	June 30,	December 31,
	2024	2023
	Unaudited

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$4,719	$4,278
Short term deposits	-	4,625
Prepaid expenses and other current assets	1,100	986
Short-term investment	9	19

Total current assets	5,828	9,908

NON-CURRENT ASSETS:

Operating lease right of use assets	62	52
Property, plant and equipment, net	32	29

Total non-current assets	94	81

Total assets	$5,922	$9,989

The accompanying notes are an integral part of the Condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands (except for share and per share data)

	June 30,	December 31,
	2024	2023
	Unaudited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Trade payables	$885	$427
Current maturity of operating lease liability	36	27
Deferred revenues	636	622
Other accounts payable	430	944

Total current liabilities	1,987	2,020

NON-CURRENT LIABILITIES:

Operating lease liability	21	13
Deferred revenues	1,435	1,713

Total long-term liabilities	1,456	1,726

CONTINGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY:

Ordinary shares of no-par value - Authorized: 5,000,000,000 shares at June 30, 2024 and December 31, 2023; Issued and outstanding: 1,671,728,493 and 1,359,837,393 shares as of June 30, 2024 and December 31, 2023, respectively	-	-
Additional paid-in capital	163,790	163,597
Accumulated other comprehensive income	1,127	1,127
Accumulated deficit	(162,438)	(158,481)

Total shareholders’ equity	2,479	6,243

Total liabilities and shareholders’ equity	$5,922	$9,989

The accompanying notes are an integral part of the Condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S dollars in thousands (except for share and per share data)

	Six months ended June 30,
	2024	2023
	Unaudited

Revenues	$316	$392

Research and development expenses	(2,885)	(3,417)
General and administrative expenses	(1,525)	(1,471)

Operating loss	(4,094)	(4,496)

Financial income, net	137	276

Comprehensive loss	$(3,957)	$(4,220)

Basic and diluted net loss per share	$(0.00)	$(0.00)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	1,821,304,184	1,202,110,110

The accompanying notes are an integral part of the condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total stockholders’
	Number	Amount	capital	income	deficit	equity

Balance as of January 1, 2023	815,746,293	$-	$154,192	$1,127	$(150,847)	$4,472

Comprehensive loss	-	-			(4,220)	(4,220)
Issuance of ordinary shares and warrants, net of issuance costs of $978	90,000,000	-	6,526	-	-	6,526
Issuance of ordinary shares due to exercise of pre-funded warrants	319,091,100	-	1	-	-	1
Share-based payments	-	-	95	-	-	95

Balance as of June 30, 2023	1,224,837,393	-	$160,814	$1,127	$(155,067)	$6,874

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total stockholders’
	Number	Amount	capital	income	deficit	equity

Balance as of January 1, 2024	1,359,837,393	$-	$163,597	$1,127	$(158,481)	$6,243

Comprehensive loss	-	-	-	-	(3,957)	(3,957)
Release of ordinary shares that were previously held in abeyance (refer to note 4)	296,891,100	-	-	-	-	-
Share-based payments	15,000,000	-	193	-	-	193

Balance as of June 30, 2024	1,671,728,493	$-	$163,790	$1,127	$(162,438)	$2,479

The accompanying notes are an integral part of the condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S dollars in thousands (except for share and per share data)

	Six months ended June 30,
	2024	2023
	Unaudited

Cash flows from operating activities:

Net loss	$(3,957)	$(4,220)

Adjustments required to reconcile net loss to net cash used in operating activities:

Depreciation of property, plant and equipment	1	8
Reduction in the carrying amount of operating lease right of use asset	23	28
Share-based payments	193	95
Changes in fair value of short-term investment	10	(3)
Financial expenses (income), net	144	(146)
Change in prepaid expenses, and other current assets	(114)	(123)
Decrease in operating lease liability	(16)	(27)
Increase (decrease) in trade payables	458	(86)
Decrease in deferred revenues	(264)	(392)
Decrease in other accounts payable	(514)	(179)

Net cash used in operating activities	$(4,036)	$(5,045)
Cash flows from investing activities:
Purchase of property, plant and equipment	(4)	(2)
Maturity (investment) in short term deposits, net	4,500	(1,000)

Net cash used in investing activities	$4,496	$(1,002)

Cash flows from financing activities:

Proceeds from issuance of ordinary shares and warrants, net of issuance costs	-	6,526
Proceeds from issuance of ordinary share due to exercise of pre-funded warrants	-	1

Net cash provided by financing activities	$-	$6,527

Exchange differences on balances of cash and cash equivalents	(19)	*)

Increase in cash and cash equivalents	441	480
Cash and cash equivalents at the beginning of the period	4,278	2,978

Cash and cash equivalents at the end of the period	$4,719	$3,458

Supplemental disclosures of noncash investing and financing activities:
Lease liabilities arising from obtaining right-of-use-assets	14	32

*)	Represent an amount of lower than $1.

The accompanying notes are an integral part of the Condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 1:-	GENERAL

a.

Can-Fite Biopharma Ltd. (the “Company”) was incorporated and started to operate in September 1994 as a private Israeli company. Can-Fite is a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of psoriasis, liver cancer, NASH and erectile dysfunction. Its platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in patholological body cells such as inflammatory and cancer cells, and has a low expression in normal cells, suggesting that the receptor could be a specific target for pharmacological intervention. The Company’s pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators at the A3AR.

The Company’s ordinary shares have been publicly traded on the Tel-Aviv Stock Exchange since October 2005 under the symbol “CFBI” and the Company’s American Depositary Shares (“ADSs”) began public trading on the over the counter market in the U.S. in October 2012 and since November 2013 the Company’s ADSs have been publicly traded on the NYSE American under the symbol “CANF”. Each ADS represents 300 ordinary shares of the Company.

b.	Under Accounting Standard Codification (“ASC”) Subtopic 205-40, Presentation of Financial Statements—Going Concern (“ASC 205-40”), the Company has the responsibility to evaluate whether conditions and/or events raise substantial doubt about its ability to meet its obligations as they become due within one year after the date that the financial statements are issued. As required under ASC 205-40, management’s evaluation should initially not take into consideration the potential mitigating effects of management’s plans that have not been fully implemented as of the date the financial statements are issued. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

Evaluation of Substantial Doubt Raised

In performing the first step of the evaluation, the Company concluded that the following conditions raised substantial doubt about its ability to continue as a going concern:

●	History of net losses of $3,957 and $4,220 for the six months ended June 30, 2024 and 2023, respectively.

●	Net operating cash outflow of $4,036 and $5,045 for the six months ended June 30, 2024 and 2023, respectively.

●	Reliance on additional financing in order to execute its research and development plans.

Consideration of Management’s Plans

In performing the second step of this assessment, the Company is required to evaluate whether it is probable that the Company’s plans will be effectively implemented within one year after the financial statements are issued and whether it is probable those plans will alleviate the substantial doubt raised about the Company’s ability to continue as a going concern. As of June 30, 2024, the Company had $4,719 in available cash and cash equivalents.

CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 1:-	GENERAL (Cont.)

The Company is prepared to implement the following actions as required by business and market conditions: reducing non-essential expenses to conserve cash and improve its liquidity position, deferral and reprioritization of certain research and development programs that would involve reduced program spend until additional financing will be obtained in order to strengthen liquidity and to preserve key research and development, commercial and functional roles.

On August 8, 2024, subsequent to the balance sheet date, the Company entered into an inducement letter with an existing investor, according to which 857,142,900 warrants were exercised to ordinary shares for total consideration of $4,474 net of issuance costs. Refer to note 5 for additional information.

Management Assessment of Ability to Continue as a Going Concern

The Company has a history of operating losses and negative cash flows from operations. However, despite these conditions, the Company believes management’s plans, as described more fully above, will provide sufficient liquidity to meet its financial obligations.

Therefore, management concluded these plans alleviate the substantial doubt that was raised about the Company’s ability to continue as a going concern for at least twelve months from the date that the consolidated financial statements were issued.

 Future Plans and Considerations

Although not considered for purposes of the Company’s assessment of whether substantial doubt was alleviated, the Company has plans to improve operating cash flows by entering into strategic partnerships with other companies that can provide access to additional customers and new markets. The Company may also seek to raise additional funds through the issuance of debt and/or equity securities or otherwise.

The Company’s plans are subject to inherent risks and uncertainties. Accordingly, there can be no assurance that the Company’s plans can be effectively implemented and, therefore, that the conditions can be effectively mitigated.

Until such time, if ever, that the Company can generate revenue sufficient to achieve profitability, the Company expects to finance its operations through equity or debt financings, which may not be available to the Company on the timing needed or on terms that the Company deems to be favorable. To the extent that the Company raises additional capital through the sale of equity or debt securities, the ownership interest of its stockholders will be diluted. If the Company is unable to maintain sufficient financial resources, its business, financial condition and results of operations will be materially and adversely affected.

CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 1:-	GENERAL (Cont.)

c.	Basis of Presentation:

These unaudited Condensed consolidated financial statements have been prepared as of June 30, 2024 and for the six months period then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted. These unaudited Condensed consolidated financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2023 that are included in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 28, 2024 (the “Annual Report on Form 20-F”). The results of operations presented are not necessarily indicative of the results to be expected for the year ending December 31, 2024.

The significant accounting policies that have been applied in the preparation of the unaudited consolidated Condensed financial statements are identical to those that were applied in preparation of the Company’s most recent annual financial statements for the year ended December 31, 2023 included in the Annual Report on Form 20-F.

d.	Revenue Recognition – Contract Balances

Contract liabilities include amounts received from customers for which revenue has not yet been recognized. Contract liabilities amounted to $2,071 and $2,335 as of June 30, 2024 and December 31, 2023, respectively and are presented under deferred revenues. During the six-month period ended June 30, 2024, the Company recognized revenues in the amount of $316 which have been included in the contract liabilities at December 31, 2023.

NOTE 2:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820 “Fair Value Measurements and Disclosures”, the Company measures its short-term investment at fair value. Short-term investments are classified within Level 1 as the valuation inputs are valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. The company’s short-term investment consists of an equity investment in a publicly traded company.

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates: instruments as of the following dates:

	June 30, 2024
	Fair value measurements

Description	Fair value	Level 1	Level 2	Level 3

Short-term investment	$9	$9	$-	$-

CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 2:-	FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2023
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Short-term investment	$19	$19	$-	$-

NOTE 3:-	EARNING PER SHARE

Basic and diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each period. Diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential in accordance with ASC 260, “Earnings per Share”.

The following table sets forth the computation of basic and diluted net loss per share for the periods presented:

	Six month ended June 30,
	2024	2023

Numerator:
Net loss applicable to shareholders of Ordinary Shares	$(3,957)	$(4,220)

Denominator:
Weighted average shares used in computing basic and diluted net loss per share *)	1,821,304,184	1,202,110,110
Net loss per share of Ordinary Share, basic and diluted	$(0.00)	$(0.00)

*)	Including ordinary shares held in abeyance.

All outstanding share options and warrants (except for prefunded warrants) for the period ended June 30, 2024 and 2023 have been excluded from the calculation of the diluted net loss per share, because all such securities are anti-dilutive for all periods presented.

CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 3:-	EARNING PER SHARE (Cont.)

The potential shares of ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Six month ended June 30,
	2024	2023

Options	86,064,500	42,477,000

Warrants	1,851,518,298	1,222,016,340

Total	1,937,582,798	1,264,493,340

NOTE 4:-	CONTINGENT LIABILITIES AND COMMITMENTS

According to the patent license agreement that the Company entered into with Leiden University in the Netherlands on November 2, 2009, which is affiliated with the National Institutes of Health (NIH), the Company was granted an exclusive license for the use of the patents of several compounds, including CF602 in certain territories.

The Company is committed to pay royalties as follows:

a.	A one-time concession commission of €25 thousand;

b.	Annual royalties of €10 thousand until the clinical trials commence;

c.	2%-3% of net sales (as defined in the agreement) received by the Company;

d.	Royalties in a total amount of up to €850 thousand based on certain progress milestones in the license stages of the products, which are the subject of the patent under the agreement, as follows: (i) €50 thousand upon initiation of Phase I studies; (ii) €100 thousand upon initiation of Phase II studies; (iii) €200 thousand upon initiation of Phase III studies; and (iv) €500 thousand upon marketing approval by any regulatory authority.

e.	If the agreement is sublicensed to another company, the Company will provide Leiden University royalties at a rate of 10%. A merger, consolidation or any other change in ownership will not be viewed as an assignment of the agreement as discussed in this paragraph.

CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 5:-	SHAREHOLDERS’ EQUITY

As of June 30, 2024 and December 31, 2023, no material accrual has been recorded with respect to Leiden University.

a.	All ordinary shares have equal rights for all intent and purposes and each ordinary share confers its holder:

1.	The right to be invited and participate in all the Company’s general meetings, both annual and regular, and the right to one vote per ordinary share owned in all votes and in all Company’s general meeting participated.

2.	The right to receive dividends if and when declared and the right to receive bonus shares if and when distributed.

3.	The right to participate in the distribution of the Company’s assets upon liquidation.

b.	During the six months period ended June 30, 2024, the Company issued 296,891,100 ordinary shares previously held in abeyance. As of June 30, 2024, 157,200,000 ordinary shares held in abeyance.

c.	On April 1, 2024 the Company issued 15,000,000 ordinary shares to certain service provider in exchange for PR services. The shares issued were valued at the amount of $112 which were recorded to general and administrative expenses during the six months ended June 30, 2024.

d.	Share options plan:

On November 28, 2013, the board of directors approved the adoption of the 2013 Share Option Plan (the “2013 Plan”). Under the Company’s 2013 Plan, in May 2023, the Company’s Board of Directors approved to increase number of ordinary shares reserved for issuance to 85,000,000.

On August 30, 2023, the Company’s board of directors approved the adoption on a new 2023 Share Option Plan (the “2023 Plan”) and approved the reserve of 100,000,000 of the Company’s ordinary shares to issuance under the 2023 Plan.

As of June 30, 2024, 91,000,000 shares available for future grant under the Company’s 2023 Plans.

On May 7, 2024, the Company’s board of directors approved a grant of 9,000,000 options exercisable into 9,000,000 of the Company’s ordinary shares to the Company’s employees for an exercise price of NIS 0.0275 per share and 41,000,000 unlisted options exercisable into 41,000,000 of the Company’s ordinary shares to the Company’s directors and officers (subject to shareholders’ approval, which was obtained on July 3, 2024, subsequent to the balance sheet date) for the same exercise price per share. The options shall vest on a quarterly basis for a period of 4 years from the date of grant.

CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 5:-	SHAREHOLDERS’ EQUITY (Cont.)

The fair value of the Company’s share options granted was estimated using the binomial option pricing model using the following range assumptions:

Description	May 7, 2024

Risk-free interest rate	4.64%
Expected volatility	83.40%
Dividend yield	0%
Contractual life (in years)	10
Early Exercise Multiple (Suboptimal Factor)	2.5

The following table lists the number of share options and their weighted average exercise prices in option plans of employees, directors and consultants for the six months period ended June 30, 2024 and related information:

	Number of options	Weighted average exercise price	Weighted average remaining contractual terms (in years)	Aggregate intrinsic value

Outstanding at December 31, 2023	82,477,000	0.04	8.40	-
Grants	9,000,000	0.00	9.85	-
Forfeited/expired	(5,412,500)	-	-	-

Outstanding at June 30, 2024	86,064,500	0.04	5.6	0.04

Vested and expected to vest at June 30, 2024	86,064,500	0.04	5.6	0.04

Exercisable at June 30, 2024	33,998,875	0.08	5.4	-

Share based expenses recognized in the financial statements:

	Six months ended June 30
	2024	2023

Research and development	$34	$50
General and administrative (*)	159	45

	$193	$95

(*)	Including expenses for shares issued for services at the amount of $112, refer to Note 4c above.

CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 5:-	SHAREHOLDERS’ EQUITY (Cont.)

a.	Warrants to purchase ordinary shares:

The following table summarizes information regarding outstanding warrants to purchase the Company’s ordinary shares as of June 30, 2024:

Issuance date	Number of outstanding Warrants	Exercise price per warrant

January 2019	223,810	$0.65
May 2019	47,250,000	$0.13
January 2020	23,838,038	$0.12
February 2020	11,250,000	$0.05
June 2020	61,390,260	$0.08
July 2020	29,419,890	$0.08
August 2021	10,500,000	$0.07
December 2021	10,500,000	$0.07
January 2023	409,091,100	$0.01
January 2023	28,636,500	$0.02
November 2023	1,219,418,700	$0.00

	1,851,518,298

NOTE 6:-	SUBSEQUENT EVENTS

a.	On July 3, 2024, the Company’s shareholders meeting approved the increase of the Company’s authorized share capital by an additional 5,000,000,000 ordinary shares such that following the increase, the authorized share capital shall be 10,000,000,000 ordinary shares.

b.	On August 8, 2024, the Company entered into an inducement offer letter with a certain existing warrants holder, according to which, the holder exercised warrants exercisable for an aggregate of 857,142,900 ordinary shares (represented by 2,857,143 ADSs) for an exercise price of $0.00583 per share (or $1.75 per ADS), totaling $5 million in gross consideration. As part of the inducement letter, the Company issued to the holder new warrants to purchase 1,714,285,800 of the Company’s ordinary shares (represented by 5,714,286 ADSs) for an exercise price of $0.0075 per share (or $2.25 per ADS). The Company also issued to its placement agent new warrants exercisable into 60,000,000 ordinary shares (represented by 200,000 ADSs) at an exercise price of $0.00729167 per share or ($2.1875 per ADS).